SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 6)

                            TPI ENTERPRISES, INC.
                                (Name of issuer)

                     Common Stock, Par Value $.01 Per Share
                         (Title of class of securities)

                                872623-10-3
                                 (CUSIP number)
                                Stephen R. Cohen
                            c/o TPI Enterprises, Inc.
                      Phillips Point East Tower, Suite 909
                   777 South Flagler Drive, West Palm Beach, FL  33401
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                    May 24, 1994
             (Date of event which requires filing of this statement)

                    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

                    Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)


           CUSIP No. 872623-10-3

            1   NAME OF REPORTING PERSONS
                    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Stephen R. Cohen
                    S.S. # ###-##-####

            2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                     (b) [X]

            3   SEC USE ONLY

            4   SOURCE OF FUNDS*

                    PF/00

            5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) or 2(e)                           [ ]

            6   CITIZENSHIP OR PLACE OF ORGANIZATION

                United States

                                7    SOLE VOTING POWER
                  NUMBER OF
                                      1,220,144
                   SHARES
                                8    SHARED VOTING POWER
                BENEFICIALLY
                                      1,000,000
                OWNED BY EACH
                                9    SOLE DISPOSITIVE POWER
                  REPORTING
                                      1,220,144
                 PERSON WITH    10   SHARED DISPOSITIVE POWER

                                      1,000,000

           11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,220,144

           12  CHECK BOX IF THE AGGREGATE AMOUNT IN BOX (11) EXCLUDES CERTAIN
                  SHARES*                                                   []

           13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    10.6%

           14  TYPE OF REPORTING PERSON*
                    IN

           CUSIP No. 872623-10-3

            1   NAME OF REPORTING PERSONS
                    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS C&C Investment Holdings, L.P.

            2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                                      (b) [X]

            3   SEC USE ONLY

            4   SOURCE OF FUNDS*
                    AF/00

            5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEM 2(d) or 2(e)                          [ ]

            6   CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

                             7    SOLE VOTING POWER
               NUMBER OF           1,075,144.  See Items 5 and 6 for a
                                   description of certain rights of the partners
                SHARES             of C&C Investment Holdings, L.P. to cause the
                                   voting of these Shares
             BENEFICIALLY    8    SHARED VOTING POWER
                                   - 0 -
             OWNED BY EACH
                             9    SOLE DISPOSITIVE POWER
               REPORTING           1,075,144.  See Items 5 and 6 for a
                                   description of certain rights of the partners
              PERSON WITH          of C&C Investment Holdings, L.P. to cause the
                                   disposition of these Shares

                             10   SHARED DISPOSITIVE POWER
                                      - 0 -

          11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,075,144

          12  CHECK BOX IF THE AGGREGATE AMOUNT IN BOX (11) EXCLUDES CERTAIN
               SHARES*                                                   [ ]

          13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.3%

          14  TYPE OF REPORTING PERSON*
                    PN

               This Statement amends and restates, as amended, the
     Schedule 13D filed by Stephen R. Cohen dated November 23, 1987 (the "Original Schedule 13D"), as amended by the Schedule 13D Amendment No. 1 dated November 30, 1990 ("Amendment No. 1"), the
     Schedule 13D Amendment No. 2 filed by Mr. Cohen and C&C Investment Holdings, L.P. ("C&C") dated March 9, 1991 ("Amendment No. 2"), the Schedule 13D Amendment No. 3 filed by Mr. Cohen and C&C dated May 3, 1991 ("Amendment No. 3"), the Schedule 13D Amendment No. 4 filed by Mr. Cohen and C&C dated May 6, 1992 ("Amendment No. 4") and the Schedule 13D Amendment No. 5 filed by Mr. Cohen and C&C dated August 19, 1993 ("Amendment No. 5" and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, and Amendment No. 5, the "Schedule 13D"), as set forth in this Amendment No. 6. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 13D.

     ITEM 1.   SECURITY AND ISSUER.

               This Schedule 13D relates to the common stock, par value $.01 per share (the "Shares"), of TPI Enterprises, Inc., a New Jersey corporation (the "Company"). The Company's principal executive offices are located at TPI Enterprises, Inc., Phillips Point, East Tower, Suite 909, 777 South Flagler Drive, West Palm Beach, FL 33401.

     ITEM 2.   IDENTITY AND BACKGROUND.

               Item 2 of the Schedule 13D is hereby amended to read in its entirety as follows:

               (a)-(c), (f) This Statement is filed jointly by Stephen R. Cohen and C&C Investment Holdings, L.P., a Delaware limited partnership ("C&C"), formed for the purpose of investing in Shares. Stephen R. Cohen is the General Partner of C&C, and Inversiones Macuto, S.A., a Panamanian corporation ("Macuto"), is the special limited partner of C&C. The present principal occupation or employment of Stephen R. Cohen is Chairman of the Board of the Company. The principal office and business address of both Stephen R. Cohen and C&C is Phillips Point, East Tower, Suite 909, 777 South Flagler Drive, West Palm Beach, FL 33401. Stephen R. Cohen is a citizen of the United States. References herein to "Mr. Cohen" are to Stephen R. Cohen.

               (d)-(e) During the past five years, neither C&C nor Mr. Cohen has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, neither C&C nor Mr. Cohen has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               Item 3 of the Schedule 13D is hereby amended and restated to read as follows:

               Mr. Cohen owns 500,000 Shares (in addition to the 1,075,144 Shares he may be deemed to beneficially own as the general partner of C&C and as a result of the Option Agreement described in Items 3, 4 and 6, and the 645,000 Shares he has the right to acquire pursuant to presently exercisable options referred in Item 5 hereof). The purchase price of the 500,000 Shares was paid with Mr. Cohen's personal funds and funds originally advanced to Mr. Cohen by Bear, Stearns & Co., Inc. and Shearson Lehman Brothers Inc. (a predecessor of Smith Barney Shearson Incorporated ("Smith Barney")) pursuant to margin loans. Mr. Cohen's current margin indebtedness, which is secured by the 500,000 Shares, is $1,287,415, all of which has been advanced by Smith Barney (the "Smith Barney Advance").

               Pursuant to a Stock Sale Agreement dated March 4, 1991 by and between American Multi-Cinema, Inc. ("AMC") and C&C (the "Stock Sale Agreement"), C&C purchased from AMC 1,000,000 Shares for a purchase price of $5.5 million on April 25, 1991. C&C obtained the $5.5 million to purchase the 1,000,000 Shares to the Stock Sale Agreement by drawing on a letter of credit issued by The Bank of New York (the "Letter of Credit") as a capital contribution to C&C by Macuto. The description of the Letter of Credit contained in this Statement does not purport to be complete, and such description is qualified in its entirety by reference to the Letter of Credit, a copy of which is attached as Exhibit 7 to the Schedule 13D.

               In addition, C&C and AMC entered into an Option Agreement dated March 4, 1991 (the "Option Agreement"), pursuant to which AMC agreed, subject to the terms and conditions set forth therein, to grant C&C an option (the "Option") to purchase up to 1,475,144 Shares (the "Option Shares") then owned by AMC. The Option Agreement provides that, subject to the terms and conditions set forth therein, C&C may exercise the Option in whole or in part at any time or from time to time on or before the day preceding the tenth anniversary of April 25, 1991 (the "Effective Time"). The purchase price per Share under the Option was $6.00 for a period of three years following the Effective Time and thereafter the purchase price per Share increases by $0.50 per Share for each successive year throughout the balance of the ten-year term of the Option Agreement (to a maximum purchase price of $9.50 per Share during the last year of such term). AMC has the right to sell the Option Shares (and thereby terminate the Option) under the circumstances and in accordance with the procedures summarized in Item 6 hereof and has taken action pursuant thereto which will permit AMC to sell the remaining Option Shares.

               Under the C&C Limited Partnership Agreement, as amended, Mr. Cohen has the right to determine whether to exercise the Option (or the Right of First Offer (as hereinafter defined)) with respect to the Option Shares. See Item 6 of this Statement for a description of the 1994 Letter Agreement (as defined below).

               On May 24, 1994, C&C exercised the Option with respect to 1,400,000 Option Shares at a purchase price of $6.50 per Share or an aggregate purchase price of $9,100,000. C&C's source of funds was a capital contribution by Mr. Cohen of $4,794,218 and funds advanced to C&C by Cantor Fitzgerald & Co. ("CF&Co.") in the amount of $4,305,782 as margin indebtedness pursuant to which C&C pledged 1,400,000 Option Shares to CF&Co. C&C intends to repay such margin loan and such capital contribution with the proceeds of the sale of the 1,400,000 Option Shares described in Item 5(c).

               Mr. Cohen obtained the funds for this capital contribution to C&C from personal cash balances in the amount of $3,506,803 and the Smith Barney Advance.

               See Item 4 and 6 of this Statement for a description of certain additional terms of the Stock Sale Agreement, the Option Agreement, the C&C Limited Partnership Agreement an a letter agreement, dated March 4, 1991 between Mr. Cohen and AMC (the "Letter Agreement") which terminated the Shareholders' Agreement and Revocable Proxies (which instruments are summarized in, and attached as exhibits to, the Original Schedule 13D dated November 23, 1987 filed by Mr. Cohen) and which Letter Agreement was entered into by Mr. Cohen in consideration of the March 1991 transactions.

     ITEM 4.   PURPOSE OF TRANSACTION.

               Item 4 is hereby amended and restated as follows:

               In connection with and in consideration of the execution and delivery of the Stock Sale Agreement, the Option Agreement and the C&C Limited Partnership Agreement, Mr. Cohen and AMC entered into the Letter Agreement on March 4, 1991 terminating the Shareholders' Agreement and Revocable Proxies effective April 19, 1991. The description of the Letter Agreement contained in this Statement does not purport to be complete, and such description is qualified in its entirety by reference to the Letter Agreement, a copy of which is attached hereto as Exhibit 11 to the Schedule 13D.

               Based upon, among other things, the Company's results of operations and prospects and the then prevailing market conditions, Mr. Cohen and/or C&C may acquire additional Shares or dispose of Shares owned by them from time to time.

     ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

               (a) Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

               In addition to the 500,000 Shares Mr. Cohen owns in his individual capacity and the 645,000 Shares he is deemed to beneficially own as a result of presently exercisable employee stock options, Mr. Cohen may be deemed to beneficially own, as a result of being the general partner of C&C and the terms of the C&C Limited Partnership Agreement, the 1,000,000 Shares (the "Existing Shares") purchased by C&C from AMC pursuant to the Stock Sale Agreement and 75,144 Shares remaining subject to the Option. Accordingly, Mr. Cohen may be deemed to beneficially own an aggregate of 2,220,144 Shares (approximately 10.6% of the outstanding Shares assuming the exercise of all 645,000 employee stock options). See Item 6 for a description of an agreement to distribute the Existing Shares to the partners of C&C.

               C&C acquired, as a result of the consummation of the Stock Sale Agreement, beneficial ownership of 1,000,000 Existing Shares purchased by C&C from AMC. In addition, C&C beneficially owns 75,144 Shares remaining subject to the Option Agreement. Accordingly, C&C beneficially owns an aggregate of 1,075,144 Shares (approximately 5.2% of the outstanding Shares).

               (b) Item 5(b) of the Schedule 13D is hereby amended and restated as follows:

               Mr. Cohen, in his individual capacity (without regard to Shares owned by C&C), owns 500,000 Shares with respect to which he has sole voting and dispositive power and holds presently exercisable employee options to purchase 645,000 Shares with respect to which he would have sole voting and dispositive power upon the exercise of such employee options. In addition, as the general partner of C&C and as a result of the Option Agreement, Mr. Cohen may be deemed to have sole voting power over 75,144 Shares and shared voting power with Macuto over 1,000,000 Shares and to have sole dispositive power over 75,144 Shares and shared dispositive power over 1,000,000 Shares. Accordingly, Mr. Cohen may be deemed to have (a) sole voting power over an aggregate of 1,220,144 Shares, (b) shared voting power over an aggregate of 1,000,000 Shares, (c) sole dispositive power over an aggregate of 1,220,144 Shares and (d) shared dispositive power over an aggregate of 1,000,000 Shares. See Item 6.

               In accordance with the 1994 Letter Agreement (as defined below), in which the general partner and special limited partner of C&C have agreed as promptly as practicable to distribute the 1,000,000 Existing Shares currently beneficially owned by C&C by distributing 990,000 Existing Shares to the special limited partner and 10,000 Existing Shares to the general partner of C&C, upon consummation of such distribution, C&C will beneficially own and have sole voting and dispositive power with respect to 75,144 Shares (to the extent such Shares continue to be subject to the Option); and Mr. Cohen at such time may be deemed to have (i) sole voting and dispositive power over an aggregate 1,230,144 Shares and (ii) shared voting and dispositive power over 0 Shares.

               The information contained in the following two paragraphs was taken from the Schedule 13D of Macuto, dated March 4, 1991 (the "Macuto Schedule 13D").

               Macuto is a corporation organized under the laws of Panama. Macuto is the special limited partner of C&C. The principal place of business of Macuto is Calle 53 Con Avenida Lewis, El Dorado, Panama. Macuto was formed for the purpose of investing in securities of the Company. Macuto is controlled by Oswaldo Cisneros, a Venezuelan citizen who principal business address is Apt. D, 70519, Los Ruices, Caracas, Venezuela. Mr. Cisneros, as the sole shareholder of Macuto, has the sole power to direct the voting and disposition of investments of Macuto.

               During the last 5 years, neither Macuto nor any of the persons set forth on Schedule A to the Macuto Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, neither Macuto nor any of the persons set forth on Schedule A to the Macuto Schedule 13D has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

               (c) Item 5(c) of the Schedule 13D is hereby amended and restated to read as follows:

               On May 11, 1994, Mr. Cohen sold 34,288 Shares in a brokerage transaction at a price of $8.00 per Share, net of commissions. On May 24, 1994, C&C exercised the Option with respect to 1,400,000 Option Shares at a purchase price of $6.50 per Share. On May 24, 1994, C&C sold 1,400,000 Option Shares in brokerage transactions at $7.375 per Share with respect to 1,343,000 Option Shares and $7.575 per Option Share with respect to 57,000 Option Shares, in each case net of brokerage commissions.

     ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
               RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               Item 6 of the Schedule 13D is hereby amended and restated to read as follows:

     Stock Sale Agreement

               On April 25, 1991, C&C consummated the Stock Sale
     Agreement by purchasing from AMC 1,000,000 Shares for a purchase price of $5.5 million.

               The description of the Stock Sale Agreement contained in this Statement does not purport to be complete and such description is qualified in its entirety by reference to the Stock Sale Agreement, a copy of which is attached as Exhibit 8 to the Schedule 13D.
     Option Agreement; Sale of 1,400,000 Option Shares

               On March 4, 1991, AMC and C&C entered into the Option Agreement in which, subject to the terms and conditions set forth therein, AMC granted C&C the Option to purchase up to 1,475,144 Option Shares. The purchase price for the Option Shares is payable in cash and was initially $6.00 per Share; the purchase price remained at $6.00 per Share for three years following the Effective Time. After the third anniversary of the Effective Time, the purchase price for the Option Shares increased by $0.50 per Share and will increase by $.50 per Share for each successive year throughout the balance of the ten-year term of the Option Agreement (to a maximum of $9.50 per share for the last year of the Option Agreement). C&C may exercise the Option in whole or in part at any time before the expiration of the Option Agreement. After C&C has delivered notice of its exercise of the Option to purchase some or all of the Option Shares, it may assign its rights to purchase such Shares to another person, subject to the terms and conditions of the Option Agreement. The Option Agreement became effective April 25, 1991.

               For a three-year period following the Effective Time (the "Blackout Period"), AMC could not transfer any of the Option shares to a third party without the consent of C&C. Following the Blackout Period, when AMC desires to sell such Option Shares, it must notify C&C of the terms on which it is willing to sell the Option Shares. C&C then has the right to purchase such Shares upon such terms (the "Right of First Offer"). If C&C does not exercise such right, AMC has the right, within 180 days of its notice, to sell such Shares for cash or for cash and notes on terms no more favorable to a third party than those offered to C&C. AMC may make only one such offer a year to C&C unless a Share Transaction (as hereinafter defined) is proposed.

               AMC has the right to transfer the Option Shares (to the extent the Option has not been exercised) pursuant to a transaction proposed by C&C or any of its affiliates which requires actions or decisions by shareholders of the Company and which, if consummated, would alter the ownership of the Option Shares and other Shares (such transaction, including without limitation a merger or other business combination, tender offer or exchange offer, collectively referred to herein as a "Share Transaction"). In addition, if a Share Transaction is proposed by a third party, AMC may transfer the Option Shares (to the extent the Option has not been exercised) if C&C or any of its affiliates transfers any Shares pursuant to or in connection with such Share Transaction. In the event that (a) C&C or any of its affiliates transfers any Shares or votes Shares in favor of such Share Transaction or any related Share Transaction or (b) if such Share Transaction is a merger or other business combination which requires the approval of the affirmative vote of a number of Shares which is less than the number of Shares to be voted by the person proposing such Share Transaction then, to the extent AMC requests, C&C will vote the Option Shares in a manner which protects AMC's appraisal rights and AMC will have the right to transfer the Option Shares pursuant to such Share Transaction (to the extent the Option has not been exercised).

               In the Option Agreement, AMC has granted C&C an irrevocable proxy to vote the Option Shares as long as they are subject to Option.
          The foregoing description of the Option Agreement does not purport to be complete and such description is qualified in its entirety by reference to the Option Agreement, a copy of which is attached as Exhibit 9 to the Schedule 13D.

               Pursuant to a letter dated April 26, 1994, AMC offered to sell C&C 1,475,144 Option Shares at a price of $6.50 per Share in cash pursuant to the Right of First Offer provisions of the Option Agreement and notified C&C that if C&C elected not to purchase such Shares, AMC would attempt to sell such Shares in privately negotiated transactions or in the open market within the period permitted under the Option Agreement.

               On May 24, 1994, C&C exercised the Option with respect to 1,400,000 Option Shares at a price of $6.50 per Share and sold 1,400,000 Option Shares in brokerage transactions at a net price of $7.375 per Share with respect to 1,343,000 Option Shares and a net price of $7.575 per Share with respect to 57,000 Option Shares. Mr. Cohen has agreed to indemnify CF&Co. from certain liabilities, including certain liabilities under the Securities Act of 1933, as amended, pursuant to the terms of an Indemnification Agreement (the "Indemnification Agreement") between Mr. Cohen and CF&Co. The foregoing description of the Indemnification Agreement does not purport to be complete and is modified in its entirety by reference to the Indemnification Agreement, a copy of which is attached as Exhibit 19 to the
     Schedule 13D.

     C&C Limited Partnership Agreement

               On March 4, 1991, Mr. Cohen and Macuto entered into the C&C Limited Partnership Agreement, a copy of which is attached as
     Exhibit 10 to the Schedule 13D (the "Partnership Agreement"), pursuant to which the parties formed C&C for the purpose of entering into the Stock Sale Agreement and the Option Agreement. On April 22, 1992, Mr. Cohen and Macuto entered into the Amended Agreement of Limited Partnership of the C&C Investment Holdings, L.P., a copy of which is attached as Exhibit 17 to the Schedule 13D (the "Amended Partnership Agreement"), which was amended pursuant to a letter agreement between Mr. Cohen and Macuto dated May 23, 1994, a copy of which is attached hereto as Exhibit 18 (the "1994 Letter Agreement"). The Partnership Agreement, as amended by the Amended Partnership Agreement and the 1994 Letter Agreement is referred to herein as the "C&C Limited Partnership Agreement".

               Mr. Cohen understands that Macuto is controlled by Osvaldo Cisneros, a Venezuelan citizen whose principal business address is Aptd. 70519, Los Ruices, Caracas, Venezuela.
     According to a Statement on Schedule 13G dated February 19, 1991, (as amended the "Schedule 13G") filed by Balanchine Corporation, a Turks & Caicos Islands corporation ("Balanchine"), Balanchine owns 1.5 million Shares and Balanchine is managed by Coutts & Co. ("Coutts"), a Bahamian bank (formerly NatWest International Trust Corporation"). The Schedule 13G states that Mr. Cisneros has the right to provide instructions to Coutts as to matters relating to voting, disposition and receipt of dividends with respect to such
     1.5 million Shares and that, accordingly, Mr. Cisneros may be deemed to be the beneficial owner of such Shares.

               Pursuant to the C&C Limited Partnership Agreement, Macuto made an initial capital contribution to C&C of $5.5 million in cash and Mr. Cohen made an initial capital contribution to C&C of $55,000 in cash. The initial partnership percentage interests of Mr. Cohen and Macuto are 1% and 99%, respectively. Pursuant to the C&C Limited Partnership Agreement, an additional cash capital contribution was made by Mr. Cohen on each of the first, second and third anniversary of the Effective Time in the amount of $100,000. Within ninety (90) days following each of these capital contributions, the general partner is required to cause C&C to contribute to Qualified Organizations (as defined in the C&C Limited Partnership Agreement) an amount equal to such capital contributions.

               The C&C Limited Partnership Agreement, as amended by the 1994 Letter Agreement, provides that Mr. Cohen, as the general partner, is authorized in his sole discretion and without the prior consent of or notice to Macuto (and without making any capital contribution to C&C) in the name and on behalf of C&C (a) to exercise the Option and/or the Right of First Offer and to transfer sell, assign or otherwise dispose of any or all Options Shares (or any interest therein) acquired (or to be acquired) pursuant to the exercise by C&C of the Option and/or the Right of First Offer and (b) to incur and pay expenses in connection with the foregoing; provided, however, Mr. Cohen shall have no right to sell, assign, transfer, exercise or leverage any of the 1,000,000 Existing Shares held by the custodian pursuant to the C&C Limited Partnership Agreement or otherwise expose such Existing Shares to partnership liabilities. The C&C Limited Partnership Agreement, as amended by the 1994 Letter Agreement, further provides that no additional capital contribution shall be required by Macuto and that no Shares acquired pursuant to the Option or the Right of First Offer shall be required to be delivered to the custodian under the C&C Limited Partnership Agreement. The C&C Limited Partnership Agreement, as amended by the 1994 Letter Agreement, further provides that Mr. Cohen shall have the right to make a temporary capital contribution to C&C for the purpose of exercising the Option and to pledge and leverage the Option Shares on a short-term basis for the purpose of exercising the Option; any funds contributed by Mr. Cohen to C&C in connection therewith shall be repaid by C&C to Mr. Cohen (together with interest paid on such contribution by Mr. Cohen) immediately upon receipt of payment for any Option Shares.

               Pursuant to the 1994 Letter Agreement, Mr. Cohen and Macuto have agreed as promptly as practicable to cause 990,000 of the Existing Shares to be distributed to Macuto and 10,000 of the Existing Shares to be distributed to Mr. Cohen. The 1994 Letter Agreement also deletes the provisions of the C&C Limited Partnership Agreement that had required Mr. Cohen to make additional capital contributions to C&C and required C&C to make certain charitable contributions.

               Pursuant to the 1994 Letter Agreement, Mr. Cohen and
     Macuto have agreed that, consistent with the terms of the C&C Limited Partnership Agreement, any profit or gain arising out of the Option Shares will be allocated in accordance with the following ratios: 1,000,000/1,475,144 to the general partner and 475,144/1,475,144 to the special limited partner. Mr. Cohen and Macuto have agreed that nothing contained in the 1994 Letter Agreement shall modify the partnership interests of the general partner or the special limited partner contained in the C&C
     Limited Partnership Agreement to the extent such partnership interests relate to the Existing Shares.

               The C&C Limited Partnership Agreement further provides that, subject to the 1994 Letter Agreement, no distribution to the partners may be made without the consent of both partners, provided, however, that after the fifth anniversary of the Effective Time, either partner shall have the right to cause C&C to make a distribution to the partners of all the Shares owned by C&C in accordance with each partner's respective partnership percentage interest (or to cause C&C to liquidate the Shares allocable to such partner and distribute the cash proceeds thereof to such partner). Mr. Cohen intends to propose that C&C make a distribution of the net gains from of the sale of the 1,400,000 Option Shares to the partners of C&C.

               The C&C Limited Partnership Agreement provides that Mr. Cohen, as the general partner, shall have full power to control all aspects of the investment activities and affairs of C&C except as specifically provided therein. Except as provided in the 1994 Letter Agreement, Macuto's consent is required to, among other things: (i) transfer or pledge any Shares owned by C&C;
     (ii) acquire Shares on behalf of C&C (except to the extent the C&C Limited Partnership Agreement permits Mr. Cohen to exercise the Option and Right of First Offer on behalf of C&C); (iii) amend the Stock Sale Agreement or the Option Agreement, except to extend the termination date under the Stock Sale Agreement to a date not later than August 28, 1991; (iv) invest the initial capital contributions of the partners pending the Effective Time other than in investments specified therein; (v) admit additional partners to C&C; or (vi) incur expenses on behalf of C&C in excess of $50,000 in any fiscal year.

               As provided in the C&C Limited Partnership Agreement, Mr. Cohen must provide notice (a "Voting Notice") to Macuto specifying how Mr. Cohen, as general partner, intends to vote the Shares owned by C&C and any Shares held by AMC which are subject to the Option Agreement (the "Voting Shares") at any meeting or pursuant to a consent solicitation of the Company's shareholders. If Macuto disagrees with the determination of Mr. Cohen in the Voting Notice, Macuto may provide notice to Mr. Cohen specifying how Macuto desires the Voting Shares to be voted. If Macuto timely provides such a notice, Mr. Cohen, as general partner, will cause C&C to vote (i) the Shares purchased by C&C pursuant to the Stock Sale Agreement and one-half of any Remaining Option Shares (as defined in the C&C Limited Partnership Agreement) as specified by Macuto and (ii) the remaining voting Shares as determined by Mr. Cohen. If Macuto does not deliver a voting disagreement notice within the specified time period, Mr. Cohen shall cause all of the Voting Shares to be voted as specified by him in the Voting Notice. Mr. Cohen, as general partner, shall have discretionary authority to vote all voting Shares with respect to matters not set forth in a proxy statement, but properly presented for shareholder action at a shareholders meeting of the Company.

               The C&C Limited Partnership Agreement includes provisions limiting the liability of, and indemnifying, Mr. Cohen. The C&C Limited Partnership Agreement provides that Macuto may not transfer all or any portion of its partnership interest in C&C unless, among other things, it has received the written consent of Mr. Cohen, which consent will not be unreasonably withheld.

               The initial term of C&C is 10 years from March 4, 1991, unless sooner terminated in accordance with the terms of the C&C Limited Partnership Agreement.

               The foregoing description of the C&C Limited
     Partnership Agreement does not purport to be complete and is qualified in its entirety by reference to the Amended Partnership Agreement, a copy of which is attached as Exhibit 17 to the
     Schedule 13D and the 1994 Letter Agreement, a copy of which is attached as Exhibit 18 to the Schedule 13D.

               See Item 4 for a description of the Letter Agreement which was entered into by Mr. Cohen in consideration of agreements entered into in March 1991.

               The Shareholders' Agreement and the Revocable Proxies attached as Exhibits 1, 2 and 3 to the Schedule 13D were terminated by a letter agreement dated March 4, 1991 between Mr. Cohen and AMC.

               The Company filed a Registration Statement on Form S-3 with the Securities and Exchange Commission on March 25, 1993, registering, among other shares of common stock of the Company, the 3,799,432 Shares then beneficially owned by Mr. Cohen on such date, including Shares issuable upon the exercise of his stock options, and the 2,475,144 Shares then beneficially owned by C&C. Such Registration Statement became effective May 11, 1993.

     ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1. Shareholder's Agreement dated November 12, 1987 between Stephen R. Cohen and American Multi-
                    Cinema, Inc.

     Exhibit 2.     Revocable Proxy dated November 12, 1987 from
                    American Multi-Cinema, Inc. in favor of Stephen R. Cohen and Phillip Ean Cohen.

     Exhibit 3.     Revocable Proxy dated November 12, 1987 from
                    Stephen R. Cohen in favor of Stephen R. Cohen and Phillip Ean Cohen.

     Exhibit 4.     Form of Customer Agreement with Bear, Stearns &
                    Co., Inc.

     Exhibit 5.     Form of Client Agreement with Shearson Lehman
                    Brothers Inc.

     Exhibit 6.     Press Release issued by the Company and AMC
                    Entertainment Inc. on November 29, 1990.

     Exhibit 7. Letter of Credit issued by The Bank of New York in favor of C&C.

     Exhibit 8. Stock Sale Agreement dated March 4, 1991 by and between AMC and C&C.

     Exhibit 9. Option Agreement dated March 4, 1991 by and between AMC and C&C.

     Exhibit 10. Agreement of Limited Partnership of C&C Investment Holdings, L.P. dated March 4, 1991 between Mr. Cohen and Macuto.

     Exhibit 11.    Letter Agreement dated March 4, 1991 between Mr.
                    Cohen and AMC.
     Exhibit 12. Joint filing Agreement dated March 7, 1991 between Mr. Cohen and C&C.

     Exhibit 13.    Form of Customer Agreement with PaineWebber.

     Exhibit 14.    Form of Customer Agreement with Gruntal & Co.
                    Incorporated.

     Exhibit 15. First Amendment to Option Agreement dated April 25, 1991 between AMC and C&C.

     Exhibit 16. Deemed Effective Time Agreement dated April 25, 1991 among Exhibition Enterprises Partnership, TPIE, CENI, AMC, AMCE, Durwood, Inc., Stanley H. Durwood, Edward D. Durwood, the Company and C&C.

     Exhibit 17. Amended Agreement of Limited Partnership of the C&C Investment Holdings, L.P. dated as of April 22, 1992

     Exhibit 18.*   Letter Agreement between Stephen R. Cohen and
                    Macuto dated May 23, 1994.

     Exhibit 19.* Indemnification Agreement between Stephen R. Cohen and Cantor Fitzgerald & Co.

     Exhibit 20.*   Form of Customer Agreement with Cantor Fitzgerald
                    & Co.
     ___________________

     *  Filed with this Schedule 13D Amendment No. 6.
                                 SIGNATURE

               After reasonable inquiry and to the best of our knowledge and belief, Stephen R. Cohen and C&C Investment
     Holdings, L.P. certify that the information set forth in this statement is true, complete and correct.

     Dated:

                              /s/ Stephen R. Cohen
                              Stephen R. Cohen

                              C&C INVESTMENT HOLDINGS, L.P.

                              By:  /s/ Stephen R. Cohen
                              Name:  Stephen R. Cohen
                              Title: General Partner
                             INDEX TO EXHIBITS

     Exhibit 1. Shareholder's Agreement dated November 12, 1987 between Stephen R. Cohen and American Multi-
                    Cinema, Inc.

     Exhibit 2.     Revocable Proxy dated November 12, 1987 from
                    American Multi-Cinema, Inc. in favor of Stephen R. Cohen and Phillip Ean Cohen.

     Exhibit 3.     Revocable Proxy dated November 12, 1987 from
                    Stephen R. Cohen in favor of Stephen R. Cohen and Phillip Ean Cohen.

     Exhibit 4.     Form of Customer Agreement with Bear, Stearns &
                    Co., Inc.

     Exhibit 5.     Form of Client Agreement with Shearson Lehman
                    Brothers Inc.

     Exhibit 6.     Press Release issued by the Company and AMC
                    Entertainment Inc. on November 29, 1990.

     Exhibit 7. Letter of Credit issued by The Bank of New York in favor of C&C.

     Exhibit 8. Stock Sale Agreement dated March 4, 1991 by and between AMC and C&C.

     Exhibit 9. Option Agreement dated March 4, 1991 by and between AMC and C&C.

     Exhibit 10. Agreement of Limited Partnership of C&C Investment Holdings, L.P. dated March 4, 1991 between Mr. Cohen and Macuto.

     Exhibit 11.    Letter Agreement dated March 4, 1991 between Mr.
                    Cohen and AMC.

     Exhibit 12. Joint filing Agreement dated March 7, 1991 between Mr. Cohen and C&C.

     Exhibit 13.    Form of Customer Agreement with PaineWebber.

     Exhibit 14.    Form of Customer Agreement with Gruntal & Co.
                    Incorporated.

     Exhibit 15. First Amendment to Option Agreement dated April 25, 1991 between AMC and C&C.

     Exhibit 16. Deemed Effective Time Agreement dated April 25, 1991 among Exhibition Enterprises Partnership, TPIE, CENI, AMC, AMCE, Durwood, Inc., Stanley H. Durwood, Edward D. Durwood, the Company and C&C.

     Exhibit 17. Amended Agreement of Limited Partnership of the C&C Investment Holdings, L.P. dated as of April 22, 1992

     Exhibit 18.*   Letter Agreement between Stephen R. Cohen and
                    Macuto dated May 23, 1994.
     Exhibit 19.* Indemnification Agreement between Stephen R. Cohen and Cantor Fitzgerald & Co.

     Exhibit 20.*   Form of Customer Agreement with Cantor Fitzgerald
                    & Co.
     ___________________

     *  Filed with this Schedule 13D Amendment No. 6.
                                             EXHIBIT 18
                       C&C INVESTMENT HOLDINGS, L.P.
                      PHILLIPS POINT PLAZA, EAST TOWER
                     777 SOUTH FLAGLER DRIVE, SUITE 909
                      WEST PALM BEACH, FLORIDA  33401
                               (407) 835-8888
                               (407) 835-1138 (Fax)

     Inversiones Macuto S.A.
     c/o Osvaldo Cisneros
     Edificio Pepsi
     4a Avenida Transversal Principal
     Los Cortijos de Lourdes
     Caracas, Venezuela

     Gentlemen:

               This letter agreement amends the Amended Agreement of Limited Partnership of C&C Investment Holdings, L.P., dated as of April 22, 1992 (the "Partnership Agreement") between Stephen R. Cohen, a citizen of the United States (the "General Partner"), and Inversiones Macuto S.A., a Panamanian corporation (the "Special Limited Partner"). Capitalized terms not defined herein shall have the meaning assigned to them in the Partnership Agreement.

               Notwithstanding any provisions of the Partnership Agreement to the contrary, the General Partner is authorized in his sole discretion and without the prior consent of or notice to the Special Limited Partner (and without the requirement of making any capital contributions to the Partnership), in the name of and on behalf of the Partnership (a) to exercise the Option and/or the Right of First Offer and to transfer, sell, assign, or otherwise dispose of any or all Option Shares acquired (or to be acquired) pursuant to the exercise by the Partnership of the Option and/or the Right of First Offer and (b) to incur and pay expenses in connection with the foregoing; provided, however, the General Partner shall have no right to sell, assign, transfer, exercise or leverage any shares of TPI Common Stock held by the Custodian pursuant to Section 6.4 of the Partnership Agreement on the date hereof (the "Existing Shares") or otherwise expose such shares to Partnership liabilities; and provided further that no additional capital contribution shall be required by the Special Limited Partner. No shares acquired pursuant to the Option or the Right of First Offer shall be required to be delivered to the Custodian pursuant to Section 6.4 of the Partnership Agreement. The General Partner shall have the right to make a temporary capital contribution to the Partnership for the purpose of exercising the Option and to pledge and leverage the Option Shares on a short-term basis for the purpose of exercising the Option. Any funds contributed by the General Partner to the Partnership pursuant to the preceding sentence shall be repaid by the Partnership to the General Partner (together with the General Partner's interest paid on such contribution) immediately upon receipt of payment for any Option Shares.

               As promptly as practicable after the date hereof, the General Partner and the Special Limited Partner shall take all necessary actions to cause 990,000 of the Existing Shares to be distributed to the Special Limited Partner and 10,000 of the Existing Shares to be distributed to the General Partner. Sections 3.2(a) and 6.2(e) of the Partnership Agreement are hereby deleted.

               Consistent with the terms of the Partnership Agreement relating to the Option Shares, any profit or gain arising out of the Option Shares will be allocated in accordance with the
     following ratios:   1,000,000/1,475,144 to the General Partner
     and 475,144/1,475,144 to the Special Limited Partner. Nothing contained herein shall modify the Partnership Interests of the General Partner and the Special Limited Partner contained in the Partnership Agreement to the extent such Partnership Interests relate to the Existing Shares.

               Please indicate your agreement to the foregoing on the enclosed copy of the Agreement and return it to the General
     Partner whereupon it will constitute our agreement amending the Partnership Agreement.

                                   Very truly yours,

                                   /s/ Stephen R. Cohen
                                   Stephen R. Cohen

     AGREED TO AND ACCEPTED BY:
     INVERSIONES MACUTO S.A.

     By:      /s/ Osvaldo Cisneros
               Osvaldo Cisneros
     Dated:  May 23, 1994
                                                  EXHIBIT 19
                         INDEMNIFICATION AGREEMENT

               This Indemnification Agreement (the "Agreement") is made this 24th day of May 1994, by and between Stephen R. Cohen ("Cohen"), the sole general partner of C&C Investment Holdings, L.P., a Delaware limited partnership ("C&C"), and Cantor Fitzgerald & Co., a New York general partnership and registered broker-dealer ("CF & Co.").
               WHEREAS, following the execution of this Agreement C&C may be exercising an option to purchase 1,475,144 shares of common stock, par value $.01 per share (the "Offered Shares"), of TPI Enterprises, Inc., a New Jersey corporation (the "Company"), pursuant to that certain Option Agreement, dated March 4, 1991 (the "Option Agreement"), between C&C and American Multi-Cinema, Inc., a Missouri corporation ("AMC"); and

               WHEREAS, the Offered Shares have been registered under the Securities Act of 1933, as amended (the "Securities Act") by the Company pursuant to a Registration Statement on Form S-3 (Registration No. 33-60034) (the "Registration Statement"); and

               WHEREAS, Cohen and C&C desire to sell the Offered
     Shares through CF & Co. as agent.

               NOW, THEREFORE, in order to induce CF & Co. to serve as agent in connection with the sale of the Offered Shares and in consideration of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Cohen, intending to be legally bound, does hereby agree as follows:

               1.   Indemnity.

                    a. Cohen agrees to indemnify, defend and hold harmless CF & Co., its officers, directors and employees, and any person who controls CF & Co. within the meaning of Section 15 of the Securities Act or Section 20 of the Securities Exchange Act of 1934, as amended (collectively, the "Indemnified Persons" and separately, an "Indemnified Person"), from and against any loss, expense, liability or claim (including the reasonable costs of investigation) which, jointly or severally, any Indemnified Person (i) may incur as a result of any untrue statement in any representation or warranty or the breach of any covenant contained in this Agreement, (ii) may incur as a result of the failure of the Company to have qualified the Offered Securities for sale under applicable state "Blue Sky" laws (other than in the State of Florida); and (iii) may incur under the Act, the Exchange Act, state law or otherwise insofar as such loss, expense, liability or claim, directly or indirectly, arises out of, relates to or is based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or in the Registration Statement as amended by any post-effective amendment thereof by the Company) or in a Prospectus (the term Prospectus for the purpose of this section being deemed to include any Preliminary Prospectus, the Prospectus and the Prospectus as amended or supplemented by the Company) or directly or indirectly, arises out of, relates to or is based upon any omission or alleged omission to state a material fact required to be stated in either such Registration Statement or Prospectus or necessary to make the statements made therein not misleading; provided, however, that the indemnity agreement contained in this section with respect to any Prospectus or the Registration Statement shall not inure to the benefit of CF & Co. or any person controlling CF & Co. to the extent that any such losses arise out of CF & Co.'s failure to send or give a copy of the final prospectus, as the same may be then supplemented or amended, to the person asserting an untrue statement or alleged untrue statement or omission or alleged omission at or prior to the written confirmation of the sale of Offered Shares to such person.

                    b.   If any action is brought against an
     Indemnified Person in respect of which indemnity may be sought against Cohen pursuant to this section, such Indemnified Person shall promptly notify Cohen in writing of the institution of such action and Cohen shall assume the defense of such action, including the employment of counsel and payment of reasonable expenses. Such Indemnified Person shall have the right to employ its or his own counsel in any such case, but the fees and expenses of such counsel shall be at the expense of the Indemnified Person unless the employment of such counsel shall have been authorized in writing by Cohen in connection with the defense of such action or Cohen shall not have employed counsel to have charge of the defense of such action or such Indemnified Person shall have reasonably concluded based on advice of counsel that there may be defenses available to it or him which are different from or additional to those available to C&C or Cohen and such defenses conflict with the interests of C&C or Cohen (in which case Cohen shall not have the right to direct the defense of such action on behalf of the Indemnified Person), in any of which events such reasonable fees and expenses shall be borne by Cohen (it being understood, however, that Cohen shall not be liable for the expenses of more than one separate counsel in any one action or series of related actions in the same jurisdiction for all the Indemnified Persons). Anything in this section to the contrary notwithstanding, Cohen shall not be liable for any settlement of a claim or action effected without his written consent.

                    c.   If the indemnification provided for in this
     Section 1 is unavailable to an Indemnified Person under subsections (a) and (b) hereof in respect of any losses, expenses, liabilities or claims referred to therein, then Cohen, in lieu of indemnifying such Indemnified Person, shall contribute to the amount paid or payable by such Indemnified Person as a result of such losses, expenses, liabilities or claims (i) in such proportion as is appropriate to reflect the relative benefits received by C&C on the one hand and CF & Co. on the other hand from the sale of the Offered Shares or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company, C&C and Cohen on the one hand and of CF & Co. on the other in connection with the statements or omissions which resulted in such losses, expenses, liabilities or claims, as well as any other relevant equitable considerations. The relative benefits received by C&C on the one hand and CF & Co. on the other shall be deemed to be in the same proportion as the total proceeds from the sale of the Offered Shares received by C&C bear to the total commissions paid by C&C to CF & Co. The amount paid or payable by a party as a result of the losses, expenses, liabilities and claims referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with investigating or defending any claim or action.

                    d. Cohen and CF & Co. agree that it would not be just and equitable if contribution pursuant to this Section 1 were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in subsection (c) above.

                    e. The indemnity and contribution agreements contained in this Section 1 shall remain in full force and effect regardless of any investigation made by or on behalf of any Indemnified Person. Each Indemnified Person shall promptly notify Cohen of the commencement of any litigation or proceeding against it in connection with the sale of the Offered Shares or in connection with the Registration Statement or the Prospectus.

                    f. Simultaneously with any notice given by an Indemnified Person to Cohen under Section 1(a) hereunder, such Indemnified Person shall also notify the Company and request indemnification and a defense from the Company. Nothing contained herein shall require an Indemnified Person to take any other action including, without limitation, the institution of legal proceedings against the Company, as a condition to obtaining indemnification from Cohen hereunder or otherwise delay such Indemnified Person's rights against Cohen hereunder, but the Indemnified Person shall cooperate with Cohen and the Company if the Company does take action to indemnify and defend the Indemnified Person. Cohen shall be subrogated to any rights of the Indemnified Person against the Company if the Company shall refuse to defend or indemnify such Indemnified Person.

               2. Representations. Cohen hereby represents and warrants that: he has the power, authority and legal right to make, deliver and perform this Agreement; this Agreement has been duly executed and delivered by him and constitutes his legal, valid and binding obligation enforceable in accordance with its term; the execution, delivery and performance of this Agreement will not violate any law, rule, regulation, judgment, order or decree binding upon him or any agreement, instrument or understanding to which he is a party or by which he is bound; no consent of any other person and no consent, license, permit, approval or authorization of, exemption by, notice or report to, or registration, filing or department or agency is required in connection with the execution, delivery and performance by him, or the validity or enforceability against him, of this Agreement; and CF & Co. as agent for C&C in connection with the Offered Shares will not be participating in the direct or indirect underwriting of any distribution or public offering but will be acting as a broker in the ordinary course of its business.

               3. Survival. All representations, warranties, covenants and agreements made herein shall survive the execution, delivery and termination of this Agreement and the consummation of the transactions contemplated by this Agreement.

               4. Entire Agreement; Amendment. This Agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof and supersedes all prior or contemporaneous written or verbal agreements, understandings and negotiations in connection herewith. This Agreement may be amended, modified, terminated or cancelled only by the written agreement of the parties hereto. Except as set forth herein, the parties acknowledge that no representation or warranty has been made by any person of any nature whatsoever.

               5. Notices. Any notices or other communications required or permitted hereunder or otherwise in connection herewith shall be in writing and shall be deemed to have been duly given and received on the date of delivery if delivered in person or by overnight express delivery or when transmitted by facsimile transmission, or three business days after dispatch by registered or certified mail, postage prepaid, addressed as follows (or at such other address for a party as shall be specified by like notice, which notice shall not be deemed to have been given until received by the addressee):

     a.   If to Cohen:   Stephen R. Cohen
                         C&C Investment Holdings, L.P.
                         Phillips Point
                         East Tower, Suite 909
                         777 South Flagler Drive
                         West Palm Beach, FL  33401
                         FAX:  (407) 835-1138

          with a copy
          to:            Skadden, Arps, Slate, Meagher &
                           Flom
                         1440 New York Avenue, N.W.
                         Washington, DC  20005
                         Attention:  Ronald C. Barusch, Esq.

     b.   If to CF &
          Co.:           Cantor, Fitzgerald & Co.
                         One World Trade Center
                         New York, New York  10048
                         FAX:  (212) 432-2425
                         Attention:  Peter DaPuzzo

          with a copy
          to:            Stein, Zauderer, Ellenhorn,
                           Frischer & Sharp
                         45 Rockefeller Plaza
                         New York, New York  10111
                         FAX:  (212) 956-4068
                         Attention:  Richard T. Sharp, Esq.

               6. Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, personal representatives, successors and permitted assigns. This Agreement shall not be assigned by any party without the prior written consent of the other party.

               7. Waiver. The application of any provision of this Agreement may be waived by any party or parties entitled to the benefit thereof; provided, however, that no delay or failure on the part of any person in exercising any right hereunder, and no waiver or partial or single exercise thereof, shall constitute a waiver of any other rights under this Agreement.

               8. Severability. In the event that any one or more of the provisions contained herein or any application thereof shall be deemed invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions of this Agreement or any application thereof shall not in any way be affected or impaired thereby.

               9. Headings. The headings to the sections of this Agreement are for convenience only and in no way define, limit or describe the scope or intent of this Agreement or any party hereto, nor in any other way affect this Agreement or any part hereof.

               10. Miscellaneous. Whenever the context shall require, the use of any gender shall include all genders, and the use of any singular shall include the plural, and vice versa.

               11. Counterparts. This Agreement may be executed in several counterparts, each of which shall be an original and all of which shall constitute but one and the same Agreement.

               12. Jurisdiction; Venue. Cohen irrevocably submits to the exclusive jurisdiction of (a) the Supreme Court of the State of New York, New York County, and (b) the United States District Court for the Southern District of New York, for purposes of any suit, action or other proceeding arising out of this Agreement. Cohen further agrees that service of any process, summons, notice or document by U.S. registered mail to his address set forth above or such other address as shall be provided in writing shall be effective service or process for any action, suit or proceeding in New York with respect to any matters to which he has submitted to jurisdiction as set forth above in the immediately preceding sentence. Cohen irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated herein in (a) the Supreme Court of the State of New York, New York County, or (b) the United States District Court for the Southern District of New York, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

               13. Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York applicable to agreements made and to be performed entirely within such State without regard to the conflicts of law principles of such State.

               IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first written above.

                                      /s/ Stephen R. Cohen
                                        STEPHEN R. COHEN

                                   CANTOR FITZGERALD & CO.

                                   By /s/ David T. Weiss
                                     Name: David T. Weiss
                                     Title: Vice President

                                   EXHIBIT 20

     MARGIN ACCOUNT
     APPLICATION AND AGREEMENT

     Cantor Fitzgerald & Co.
     1840 Century Park East
     Los Angeles, CA  90067
     (310) 282-6300

     Title of Account:                                 Account Number:

     C & C Investment Holdings, L.P.

               This agreement sets forth the respective rights and obligations in connection with Cantor Fitzgerald & Co.'s ("CF&Co.") accepting a margin account or accounts for the undersigned ("Customer"). CF&Co. and Customer hereby agree to the following with respect to any of Customer's accounts with CF&Co. for the purchase and sale of securities.

     1. Customer agrees that all securities, other property (including any obligations, matured or unmatured, of CF&Co. or its affiliates to Customer) and proceeds which CF&Co. or any of its affiliates may hold for customer or which are due to Customer (either individually or jointly with others) and the proceeds thereof shall be subject to, and Customer so grants to CF&Co. and its affiliates, a general lien, security interest and right of setoff for the discharge of all Customer's obligations (whether matured or unmatured) to CF&Co. or any of its affiliates. CF&Co. and its affiliates shall have all of the rights of secured parties with respect to all such securities, other property and proceeds. Insofar as a security interest is granted to CF&Co. in any securities, other property and proceeds in the possession of any affiliate of CF&Co., such affiliate shall act for itself and as agent for CF&Co. Customer hereby authorizes CF&Co. to indicate, by book entry or any other means that CF&Co. or any affiliate may select in its discretion, CF&Co.'s security interest in any such securities, other property and proceeds. CF&Co. may in its discretion and without notice to Customer, deduct any amounts which may become due hereunder from Customer's account and apply or transfer any of Customer's securities, other property and proceeds interchangeably between any of Customer's accounts.

     2. Transactions shall be in accordance with the rules and customs of the exchange or market (and its clearing house, if any) where the transactions are executed and in conformity with applicable law and regulations of governmental authorities and future amendments or supplements thereto.

     3. Customer agrees to deposit or maintain margin or collateral for Customer's account in such amounts as CF&Co. may in its sole discretion require from time to time. Additional collateral must be received by CF&Co. within one business day of a demand. Customer agrees that CF&Co. may determine on any reasonable basis the value of property deposited, maintained or in the custody or control of CF&Co. or any affiliate, as margin or collateral with CF&Co. Customer agrees to pay interest charges which are imposed, in accordance with CF&Co.'s usual custom, with respect to customer's account and to pay on demand any debit balance owing with respect to Customer's account. Customer agrees to pay promptly any custody or other fees which may be imposed by CF&Co. with respect to the account.

     4. Customer agrees to designate all sell orders for securities as either "long" or "short." The designation of a sale of a security as "long" constitutes a certification that the securities to be sold are owned by Customer and, if such securities are not in CF&Co.'s possession, the placing of such order shall constitute a warranty by Customer that Customer shall deliver such securities to you on or before settlement date.

     5. In the event of default of any obligation to CF&Co. or any of its affiliates, or if for any reason CF&Co. may deem it advisable for its or their protection, CF&Co may, without notice or demand to Customer, and at such time and place as CF&Co. may reasonably determine, sell or otherwise dispose of any securities or other property which CF&Co. or any of its affiliates may hold for Customer or which is due to Customer (either individually or jointly with others) and apply the proceeds to the discharge of the obligation, or buy in or borrow any securities or other property sold for Customer's account but undelivered by Customer, and cancel any outstanding orders, liquidate any open transactions, and take such other action as CF&Co. deems appropriate. Customer shall remain liable for any deficiency and shall promptly reimburse CF&Co. for any loss or expense incurred thereby, including losses sustained by reason of CF&Co.'s inability to borrow any securities or other property sold for Customer's account.

     6. Reports of the execution of orders and statements of Customer's account shall be conclusive if not objected to by Customer in writing, the former within two days, and the latter within ten days after forwarding by CF&Co. to Customer by mail or otherwise.

     7. Customer agrees that securities and other property in Customer's account may be carried in CF&Co. general loans and may be pledged, hypothecated or otherwise used or disposed separately or in common with other securities and any other property for the sum due to CF&Co. thereon or for a greater sum and without retaining in your possession and control for delivery of a like amount of similar securities or other property. Customer understands that when CF&Co. holds on Customers's behalf bonds or preferred stocks which are callable in part by the issuer, such securities will be subject to CF&Co.'s impartial lottery allocation system in which the probability of Customer's securities being selected as called is proportional to the holdings of all customers of such securities held in bulk by or for CF&Co. Customer further understands that CF&Co. will withdraw such securities from any depository prior to the first day on which such securities may be called unless such depository has adopted an impartial lottery system which is applicable to all participants. Customer may withdraw uncalled securities prior to a partial call subject to compliance with applicable margin requirements and the terms of any agreements between CF&Co. and Customer. CF&Co. is authorized to withdraw securities sold or otherwise disposed of, and to credit Customer's account with the proceeds thereof or make such other disposition thereof as Customer may direct. CF&Co. is further authorized to collect all income and other payments which may become due on Customer's securities, to surrender for payment maturing obligations and those called for redemption and to exchange certificates in temporary form for like certificates in definitive form, or, if the par value of any shares is changed, to effect the exchange for new certificates. It is understood and agreed by Customer that although CF&Co. will use reasonable efforts to effect the authorization set forth in the preceding sentence, CF&Co. will incur no liability for failure to effect the same.

     8. Customer and CF&Co. agree that the accounts maintained hereunder may be terminated by CF&Co. or Customer at any time effective on the giving of notice of such termination to Customer or to CF&Co., as the case may be. On any such termination, the provisions of this agreement shall nevertheless remain in effect with respect to all securities and other property then held in such accounts, all transactions previously executed by CF&Co. hereunder and all orders from Customer previously given to and accepted by CF&Co. hereunder and not otherwise cancelled pursuant to the terms of this agreement. Customer agrees that CF&Co. may, in its sole discretion and without prior notice to Customer, refuse to accept any order from Customer in connection with the purchase or sale of securities by giving notice of such refusal to Customer as soon as practicable after CF&Co. is given such order.

     9. CF&Co.'s rights hereunder are cumulative, and are in addition to any other rights CF&Co. may have. Customer agrees to execute such additional instruments, including without limitation UCC-1 financing statements, and take such other actions as CF&Co. may require to ensure the perfection of its security interest in property held by CF&Co. or any of its affiliates for Customer, as margin or otherwise. In addition, Customer hereby authorized CF&Co. to provide this agreement to others as it sees fit, and to act on behalf of its affiliates with respect to Customer's property or obligations when CF&Co. in its sole discretion shall so determine. Customer also hereby authorizes CF&Co.'s affiliates to deliver to CF&Co. any information relating to any securities or other property in which Customer has an interest and that is held by, in the possession of or under the control of any of them (or any proceeds thereof), including without limitation delivery of confirmations or other notices of any transaction relating to any such security, other property or proceeds or the crediting thereof to, or the debiting thereof from any account maintained in the name or for the benefit of Customer by any of them.

     10. This agreement and its enforcement shall be governed by the laws of the State of New York without regard to principles of conflicts of laws, and its provisions shall cover individually and collectively all accounts which Customer may maintain with CF&Co. CUSTOMER HEREBY WAIVES PERSONAL SERVICE OF PROCESS AND SUBMITS TO SERVICE OF PROCESS BY MAIL TO THE ADDRESS LISTED BELOW. This agreement is binding upon and inures to the benefit of CF&Co., Customer, and our respective legal representatives, successors and assigns. No waiver of any provision of this agreement shall be deemed a waiver of any other provision, nor a continuing waiver of the provision or provisions so waived. All waivers must be in writing. The invalidity or unenforceability of any particular provision of this agreement shall not affect the other provisions and this agreement shall be construed in all respects as if such invalid or unenforceable provisions were omitted. In the event that a court of competent jurisdiction shall determine that any provision set forth in this agreement is impermissibly broad in scope, or is in the nature of a penalty, then the parties intend that such court should limit the scope of such provision to the extent, and only to the extent, necessary to render such covenant reasonable and enforceable, and enforce the covenant as so limited.

     11. (a) The parties are waiving their right to seek remedies in court, including the right to a jury trial.

          (b)  Arbitration is final and binding on the parties.

          (c) Pre-arbitration discovery is generally more limited than and different from court proceedings.

          (d) The arbitrators' award is not required to include factual findings or legal reasoning and any party's right to appeal or to seek modification of rulings by the arbitrators is strictly limited.

          (e) The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry.

     Any controversy between CF&Co. or any of its affiliates or any of its or their partners, officers, directors, or employees on the one hand, and Customer on the other hand, arising out of or relating to this Agreement or the accounts established hereunder, shall be settled by arbitration, in accordance with the rules then obtaining of any exchange of which CF&Co. is a member or the National Association of Securities Dealers, Inc., as Customer may elect. If Customer does not make such election by registered mail addressed to CF&Co. at its main office within ten days after receipt of notification from CF&Co. requesting such election, then Customer authorizes CF&Co. to make such election on behalf of Customer. Any Arbitration hereunder shall be before at least three arbitrators and the award of the arbitrators, or of a majority of them, shall be final, and judgment upon the award rendered may be entered in any court, state or federal, having jurisdiction.

     No person shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person either who has initiated in court a putative class action, or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until: (i) the class certification is denied; (ii) the class is decertified; or
     (iii) the customer is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute an waiver of any rights under this agreement except to the extent stated herein.

     12. Customer represents that no one except the Customer has an interest in Customer's account unless such interest is revealed in the title of such account and in any such case, Customer has the interest indicated in such title.

     13. Customer understands that CF&Co. may be required to disclose to securities issuers the name, address and securities positions with respect to securities held in the subject account in CF&Co.'s or CF&Co.'s nominee's name unless CF&Co. is notified that Customer objects.
     Customer hereby notifies CF&Co. that Customer wishes such disclosure to be made. Customer should strike out the preceding paragraph if Customer does not consent to such disclosure.

     14. For the purposes hereof, an "affiliate" of CF&Co. means any entity controlled, directly or indirectly, by CF&Co., any entity that controls, directly or indirectly, CF&Co. or any entity under direct or indirect common control with CF&Co., where the meaning of the term "control" includes, without limitation, ownership of a majority of the voting power or the ability to direct the affairs of, as the case may be, CF&Co. or the entity concerned.

     15. By signing below, Customer acknowledges receipt of a copy of this Margin Account Agreement.

     A PREDISPUTE ARBITRATION CLAUSE IS CONTAINED IN PARAGRAPH 11
     HEREOF.

     Name of Partnership           Address





     By (Signature of General      Additional Signature
       Partner)                    (if necessary)



     Please Print Name and Title   Please Print Name and Title



     Date                          Date



     CANTOR FITZGERALD & CO.

     By: